UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2015

Commission File Number:  333-196065

PARNELL PHARMACEUTICALS HOLDINGS LTD

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TABLE OF CONTENTS

PARNELL PHARMACEUTICALS HOLDINGS LTD

Form 6-K

1.	Parnell Pharmaceuticals Announces Positive Top-line Pivotal Trial Results for Zydax® Disease-Modifying Osteoarthritis Drug in Dogs

On June 18, 2015, the Company issued a press release announcing the positive trial results for Zydax. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2.	Parnell Pharmaceuticals Holdings Ltd Holds Inaugural Investor Day

On June 18, 2015 the Company held its Inaugural Investor Day and issued a press release summarizing the highlights presented to Investors.  A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

3.	Term Loan Agreement

Parnell Pharmaceuticals Holdings Ltd today announced that it has entered into a non-dilutive $US11 million term loan agreement with MidCap Financial.  The Company intends to use the proceeds of the loan for the expansion of our Companion Animal sales team in the US and general company purposes.

The Term Loan has a 45-month term, being interest only for the first 18 months and straight-line amortization for the remaining 27 months.  Parnell is able to extend the interest only period to the first 24 months of the term loan upon achieving certain revenue targets as stipulated in the agreement. Interest on the outstanding balance is payable monthly in arrears at an annual rate of the one month LIBOR plus 7.45% subject to a LIBOR floor of 0.50%, current rate of 7.95%.  The Term Loan has no warrant coverage and is secured by substantially all of the Company’s assets.  The agreement also sets forth certain covenants associated with future revenues.

A copy of the press release is attached hereto as Exhibit 99.3 and the credit agreement is attached as Exhibit 10.1 and are incorporated herein by reference.

4.	Exhibits

Exhibit No.	Description
99.1	Press Release Announcing Positive Top-Line Pivotal Trial Results for Zydax® Disease-Modifying Osteoarthritis Drug in Dogs

99.2	Press Release Announcing Parnell Pharmaceuticals Holdings Ltd Investor Day Highlights

99.3	Press Release Announcing an $11 Million Secured Term Loan Facility

10.1	CREDIT, SECURITY AND GUARANTY AGREEMENT, dated as of June 15, 2015 by and among MIDCAP FINANCIAL TRUST

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd

	By:	/s/ Robert Joseph
	Name:	Robert Joseph
	Title:	President and CEO
Date: June 18, 2015